Filed Pursuant to Rule 424(b)(2)

Registration No. 333-289203

Pricing Supplement dated July 16, 2026 (To Stock-Linked Underlying Supplement dated July 6, 2026, Prospectus Supplement dated July 6, 2026, and Prospectus dated July 6, 2026)

Marex Group Limited

$300,000 Autocallable Fixed Income Notes with Absolute Return Buffer Linked to the Worst Performing of the Common Stock of Qualcomm Incorporated, the Class A Common Stock of Reddit, Inc. and the Common Stock of General Electric Company due January 25, 2028

►	Quarterly fixed Interest Payments at a rate of 2.188% (equivalent to 8.752% per annum) until maturity or automatic call, regardless of the performance of the common stock of Qualcomm Incorporated, the Class A common stock of Reddit, Inc. and the common stock of General Electric Company (each, an “Underlying” and together the “Underlyings”)

►	Callable quarterly at the Principal Amount plus the applicable Interest Payment if the Closing Price of each Underlying on any Call Observation Date on or after October 15, 2026 is at or above its Call Threshold

►	Unless the Notes are automatically called, at maturity:

•	1.00x upside exposure to any increases in the price of the Worst Performing Underlying

•	A positive return equal to the absolute value of the percentage decline in the price of the Worst Performing Underlying only if the Worst Performing Underlying decreases by no more than 50% (e.g., if the negative return of the Worst Performing Underlying is -5%, you will receive a positive return of +5%)

•	2-to-1 downside exposure to any decrease in the price of the Worst Performing Underlying beyond a 50% decline, with up to 100% of the principal at risk

►	Term: Approximately 1.5 years, if not called

►	All payments on the Notes are subject to the credit risk of Marex Group Limited (“Marex”)

Application has been made for the Autocallable Fixed Income Notes with Absolute Return Buffer (the “Notes”) offered hereunder to be admitted to listing and trading on the Vienna Multilateral Trading Facility (“Vienna MTF”) of the Vienna Stock Exchange. The Vienna MTF is not a regulated market as defined by Directive 2014/65/EU (as amended, “MiFID II”). It is, however, a multilateral trading facility (MTF) for purposes of MiFID II.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense.

Any offering of the Notes will be made pursuant to Article 1(4) of Regulation (EU) 2017/1129 (as amended), including as it forms part of domestic law of the United Kingdom. Accordingly, no prospectus is required to be published in connection with such offering of the Notes in any member state of the European Economic Area (the "EEA") or the United Kingdom (the "UK"). See page ii of the accompanying prospectus supplement for further restrictions on offers and sales of the Notes in the EEA and the UK.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement.

The Estimated Initial Value of the Notes on the Trade Date is $953.40 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page PS-3 and “Risk Factors” beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount (1)	Proceeds to Issuer
Per Note	$1,000.00	$25.00	$975.00
Total	$300,000.00	$7,500.00	$292,500.00

(1) Marex Capital Markets Inc. (“MCMI”), an affiliate of ours, will act as the agent for the sale of the Notes. MCMI will purchase the Notes from us at an underwriting discount of $25.00 per $1,000 Principal Amount for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-14 of this document.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Marex Capital Markets

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “General” in this document.

Issuer:	Marex Group Limited
Principal Amount:	$1,000 per Note
Reference Asset:	The worst performing of the common stock of Qualcomm Incorporated (Bloomberg ticker: QCOM) (the “QCOM”), the Class A common stock of Reddit, Inc. (Bloomberg ticker: RDDT) (the “RDDT”), and the common stock of General Electric Company (Bloomberg ticker: GE) (the “GE”).
Pricing Date:	July 15, 2026
Trade Date:	July 16, 2026
Original Issue Date:	July 21, 2026
Final Valuation Date:	January 18, 2028, subject to adjustment as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying underlying supplement.
Maturity Date:	January 25, 2028, subject to adjustment as described under “Additional Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.
Call Feature:	If the Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Interest Payment on the corresponding Call Payment Date.
Call Threshold:	$160.18 for QCOM, $178.23 for RDDT and $324.32 for GE, each of which is 90.00% of its Initial Value (rounded to two decimal places).
Interest Payments:	Regardless of the performance of any Underlying, you will receive a quarterly fixed interest payment at the Interest Rate (an “Interest Payment”) on each Interest Payment Date until maturity or automatic call.
Interest Rate:	2.188% of the Principal Amount or $21.88 per $1,000 Principal Amount per quarter (equivalent to 8.752% per annum)
Payment at Maturity:

Unless the Notes are automatically called, for each $1,000 Principal Amount, in addition to the final Interest Payment, you will receive a cash payment on the Maturity Date, calculated as follows:

■ If the Reference Return of the Worst Performing Underlying is greater than or equal to 0.00%:

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying)

■ If the Reference Return of the Worst Performing Underlying is less than 0.00% but greater than or equal to -50.00%:

$1,000 + ($1,000 × -1 × Reference Return of the Worst Performing Underlying).

In this case, you will receive a positive return equal to the absolute value of the Reference Return of the Worst Performing Underlying, and such return will be limited to the Buffer Amount.

■ If the Reference Return of the Worst Performing Underlying is less than -50.00%:

$1,000 + [$1,000 × (Reference Return of the Worst Performing Underlying + Buffer Amount) × Downside Leverage Factor].

In this case, you will lose 2.00% of the Principal Amount of your Notes for each percentage point that the Reference Return of the Worst Performing Underlying is below -50.00%. Excluding the final Interest Payment, you will lose up to 100% of the Principal Amount at maturity.

Buffer Value:	$88.99 for QCOM, $99.02 for RDDT and $180.18 for GE, each of which is 50.00% of its Initial Value (rounded to two decimal places for RDDT and GE).
Buffer Amount:	50.00%

Downside Leverage Factor:	100/50, which equals 200%
Worst Performing Underlying:	The Underlying with the lowest Reference Return.
Reference Return:	With respect to each Underlying, the quotient, expressed as a percentage, calculated as follows: Final Value – Initial Value Initial Value

Call Observation Dates and Interest Payment Dates / Call Payment Dates:	Call Observation Dates*	Interest Payment Dates / Call Payment Dates*
	October 15, 2026	October 22, 2026
	January 15, 2027	January 25, 2027
	April 15, 2027	April 22, 2027
	July 15, 2027	July 22, 2027
	October 15, 2027	October 22, 2027
January 25, 2028**
(the Maturity Date)

* Each subject to postponement as described under “Additional Terms of the Notes—Valuation Dates” and “Additional Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying underlying supplement.

** This is Interest Payment Date only, not Call Payment Date.

Initial Value:	$177.98 for QCOM, $198.03 for RDDT and $360.35 for GE, each of which was its Closing Price on the Pricing Date, subject to adjustment as described under “Additional Terms of the Notes—Anti-Dilution Adjustments” in the underlying supplement.
Final Value:	With respect to each Underlying, its Closing Price on the Final Valuation Date.
CUSIP/ISIN:	56653C2K0 / US56653C2K00
Form of Notes:	Book-Entry
Listing:	Application has been made for the Notes to be admitted to listing and trading on the Vienna MTF, a multilateral trading facility operated by the Vienna Stock Exchange.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See “Risk Factors — The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”
Calculation Agent:	Marex Financial, one of our affiliates

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of Marex. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated July 6, 2026 (the “prospectus”), the prospectus supplement dated July 6, 2026 (the “prospectus supplement”) and the Stock-Linked Underlying Supplement dated July 6, 2026 (the “underlying supplement”). If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or underlying supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-7 of this document, page S-1 of the prospectus supplement and page S-1 of the underlying supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “Marex”, “we”, “us” and “our” are to Marex Group Limited. References to “Reference Stock” or “Worst Performing Stock” in the underlying supplement will be references to “Underlying” or “Worst Performing Underlying” in this document. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

▶	The underlying supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295592/d157774d424b2.htm

▶	The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295582/d135207d424b2.htm

▶	The prospectus at: https://www.sec.gov/Archives/edgar/data/1997464/000119312526295577/d124247d424b3.htm

PAYMENTS ON THE NOTES

Call Feature

If the Closing Price of each Underlying is at or above its Call Threshold on any Call Observation Date, the Notes will be automatically called, and you will receive a cash payment, per $1,000 Principal Amount, equal to the Principal Amount plus the applicable Interest Payment on the corresponding Call Payment Date.

Interest Payment

Unless the Notes are called, we will pay a quarterly fixed Interest Payment on each Interest Payment Date regardless of the performance of any Underlying. For information regarding the record dates applicable to the Interest Payments payable on the Notes, see “Additional Terms of Notes—Certain Definitions—Record Date” beginning on page S-16 of the accompanying underlying supplement. The Interest Rate will be 8.752% per annum (or $21.88 per $1,000 Principal Amount per quarter).

Payment at Maturity

Unless the Notes are automatically called, on the Maturity Date and for each $1,000 Principal Amount, in addition to the final Interest Payment, you will receive a cash payment determined as follows:

■ If the Reference Return of the Worst Performing Underlying is greater than or equal to 0.00%:

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying)

■ If the Reference Return of the Worst Performing Underlying is less than 0.00% but greater than or equal to -50.00%:

$1,000 + ($1,000 × -1 × Reference Return of the Worst Performing Underlying).

In this case, you will receive a positive return equal to the absolute value of the Reference Return of the Worst Performing Underlying, and such return will be limited to the Buffer Amount.

■ If the Reference Return of the Worst Performing Underlying is less than -50.00%:

$1,000 + [$1,000 × (Reference Return of the Worst Performing Underlying + Buffer Amount) × Downside Leverage Factor].

In this case, you will lose 2.00% of the Principal Amount of your Notes for each percentage point that the Reference Return of the Worst Performing Underlying is below -50.00%. Excluding the final Interest Payment, you will lose up to 100% of the Principal Amount at maturity.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶	You are a retail investor outside the EEA and the UK or an institutional buyer (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

▶	You are an investor with the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.

▶	You have the necessary knowledge and/or experience with structured products and are prepared to accept the corresponding risks.

▶	You believe that the price of the Worst Performing Underlying will either increase sufficiently or decrease by no more than the Buffer Amount from its Initial Value to its Final Value.

▶	You seek a quarterly fixed Interest Payment regardless of the performance of any Underlying until maturity or automatic call.

▶	You are willing to invest in the Notes based on the fact that your maximum potential return is limited to the Interest Payments payable on the Notes if the Notes are called prior to maturity.

▶	You are willing to make an investment that is exposed to the potential downside performance of the Worst Performing Underlying on a leveraged basis if the Notes are not called and the Reference Return of the Worst Performing Underlying is less than -50.00%.

▶	You are willing to lose up to 100% of the Principal Amount at maturity.

▶	You understand that the return on the Notes will depend solely on the performance of the Worst Performing Underlying and consequently, the Notes are riskier than alternative investments linked to only one of the Underlyings or linked to a basket composed of the Underlyings.

▶	You are willing to hold the Notes which will be automatically called on any Call Observation Date on which the Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise willing to hold the Notes to maturity.

▶	You are willing to forgo the dividends or other distributions paid on the Underlyings.

▶	You do not seek an investment for which there will be an active secondary market.

▶	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by Marex or another issuer with a similar credit rating.

▶	You are comfortable with the creditworthiness of Marex, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶	You are a retail investor in the EEA or the UK (for restrictions on offers or sales to retail investors in the EEA and the UK, please see page ii of the accompanying prospectus supplement).

▶	You are an investor without the competence (either independently or with the support of a financial advisor) to assess the suitability of this investment based on your individual circumstances.

▶	You do not have the necessary knowledge and/or experience with structured products and are not prepared to accept the corresponding risks.

▶	You believe that the price of the Worst Performing Underlying will either increase insufficiently or decrease by more than the Buffer Amount from its Initial Value to its Final Value.

▶	You are unwilling to invest in the Notes based on the fact that your maximum potential return is limited to the Interest Payments payable on the Notes if the Notes are called prior to maturity.

▶	You are unwilling to make an investment that is exposed to the potential downside performance of the Worst Performing Underlying on a leveraged basis if the Notes are not called and the Reference Return of the Worst Performing Underlying is less than -50.00%.

▶	You seek an investment that provides full return of principal at maturity.

▶	You seek exposure to a basket composed of the Underlyings or a similar investment in which the overall return is based on a blend of the performances of the Underlyings, rather than solely on the Worst Performing Underlying.

▶	You are unable or unwilling to hold the Notes that will be automatically called on any Call Observation Date on which the Closing Price of each Underlying is at or above its Call Threshold, or you are otherwise unable or unwilling to hold the Notes to maturity.

▶	You prefer to receive the dividends or other distributions paid on the Underlyings.

▶	You seek an investment for which there will be an active secondary market.

▶	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by Marex or another issuer with a similar credit rating.

▶	You are not willing or are unable to assume the credit risk associated with Marex, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying underlying supplement. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this document and the accompanying prospectus, prospectus supplement and underlying supplement. In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and underlying supplement including the explanation of risks relating to the Notes described in the following sections:

▶	“—Risks Related to Note Issuances” in the prospectus supplement; and

▶	“—General risks related to a Reference Stock” in the underlying supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The Notes do not guarantee any return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Notes if the Notes are not called and the Final Value of the Worst Performing Underlying is less than its Buffer Value. In this case, the Payment at Maturity you will be entitled to receive will be less than the Principal Amount and you will lose 2% for each 1% that the Reference Return of the Worst Performing Underlying is less than -50.00%. Excluding the final Interest Payment, you will lose up to 100% of the Principal Amount at maturity in this case.

The automatic Call Feature limits your potential return, and the Notes are subject to reinvestment risk.

If the Notes are called early, the holding period over which you may receive the Interest Payments could be as little as approximately 3 months. Once the Notes are called, you will lose the opportunity to continue to receive the Interest Payments from the relevant Call Payment Date to the Maturity Date, and the total return on the Notes could be minimal. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the Maturity Date.

Higher Interest Rates or lower Buffer Values are generally associated with Underlyings with greater expected volatility and therefore can indicate a greater risk of loss.

"Volatility" refers to the frequency and magnitude of changes in the value of an Underlying. The greater the expected volatility with respect to an Underlying on the Trade Date, the higher the expectation as of the Trade Date that the value of that Underlying could close below its Buffer Value on the Final Valuation Date, indicating a higher expected risk of loss on the Notes. This greater expected risk will generally be reflected in a higher Interest Rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower Buffer Value or a higher Interest Rate) than for similar securities linked to the performance of an Underlying with a lower expected volatility as of the Trade Date. You should therefore understand that a relatively higher Interest Rate may indicate an increased risk of loss. Further, a relatively lower Buffer Value may not necessarily indicate that the Notes have a greater likelihood of a repayment of principal at maturity. The volatility of an Underlying can change significantly over the term of the Notes. The value of an Underlying for your Notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Worst Performing Underlying and the potential to lose some or all of your principal at maturity.

The amount payable on the Notes is not linked to the values of the Underlyings at any time other than the Call Observation Dates and the Final Valuation Date.

The payments on the Notes will be based on the Closing Prices of the Underlyings on the Call Observation Dates and the Final Valuation Date, each subject to postponement for non-trading days and certain Market Disruption Events. Even if the value of each Underlying is greater than or equal to its Call Threshold during the term of the Notes other than on a Call Observation Date but then decreases on a Call Observation Date to a value that is less than its Call Threshold, the Notes will not be called. Similarly, if the Notes are not called, even if the price of the Worst Performing Underlying is greater than or equal to its Buffer Value during the term of the Notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a value that is less than its Buffer Value, the Payment at Maturity will be less, possibly significantly less, than it would have been had the Payment at Maturity been linked to the price of the Worst Performing Underlying prior to such decrease. Although the actual values of the Underlyings on the Maturity Date or at other times during the term of the Notes may be higher than their respective values on the Call Observation Dates and the Final Valuation Date, whether the Notes are called and the Payment at Maturity will be based solely on the Closing Prices of the Underlyings on the applicable Call Observation Dates and the Final Valuation Date.

The Notes are subject to the full risks of the Worst Performing Underlying and will be negatively affected if any Underlying performs poorly, even if the other Underlyings perform favorably.

You are subject to the full risks of the Worst Performing Underlying. If the Worst Performing Underlying performs poorly, you will be negatively affected, even if the other Underlyings perform favorably. The Notes are not linked to a basket composed of the Underlyings, where the better performance of one Underlying could offset the poor performance of the others. Instead, you are subject to the full risks of the Worst Performing Underlying on the Final Valuation Date. As a result, the Notes are riskier than an alternative investment linked to only one of the Underlyings or linked to a basket composed of the Underlyings. You should not invest in the Notes unless you understand and are willing to accept the full downside risks of the Worst Performing Underlying.

You will be subject to risks resulting from the relationship among the Underlyings.

It is preferable from your perspective for the Underlyings to be correlated with each other so that their prices will tend to increase or decrease at similar times and by similar magnitudes. By investing in the Notes, you assume the risk that the Underlyings may not exhibit this relationship. The less correlated the Underlyings, the more likely it is that any one of the Underlyings will be performing poorly at any time over the term of the Notes. All that is necessary for the Notes to perform poorly is for one of the Underlyings to perform poorly; the performance of the better performing Underlyings is not relevant to your return on the Notes. It is impossible to predict what the relationship among the Underlyings will be over the term of the Notes. Even if the Underlyings operate in the same industries or sectors of the U.S. equity market, the Underlyings may not perform similarly over the term of the Notes.

Risks Relating to the Reference Asset

The Notes will be subject to single stock risk.

The price of an Underlying can rise or fall sharply due to factors specific to that Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

There will be limited anti-dilution protection.

For certain events affecting shares of an Underlying, such as stock splits or extraordinary dividends, the calculation agent may make adjustments which may adversely affect any payments on the Notes. However, the calculation agent is not required to make an adjustment for every corporate action which affects the price of an Underlying. If an event occurs that does not require the calculation agent to adjust the price of the Reference Asset, the market value of the Notes and the amount due on the Notes may be materially and adversely affected.

The Notes are subject to risks associated with an Underlying that has limited trading history.

RDDT began trading on March 21, 2024. Accordingly, there is limited trading history available for that Underlying upon which you can evaluate its prior performance.

General Risk Factors

The Notes are subject to our credit risk.

Marex may partially or wholly fail to meet their obligations under the Notes. Investors should therefore take the creditworthiness of Marex and its subsidiaries into account in their investment decision. Credit risk means the risk of insolvency or illiquidity of an issuer, i.e. a potential, temporary or final inability to fulfil their interest and repayment obligations on time. An increased insolvency risk is typical of issuers that have a low creditworthiness. The payment of any amount due on the Notes is subject to the credit risk of Marex. The Notes are senior unsecured debt obligations of Marex, and are not, either directly or indirectly, an obligation of any third party. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to the credit risk of Marex and to changes in the market’s view of its creditworthiness.

The Notes are not bank deposits and are not insured or guaranteed by the U.S. Federal Deposit Insurance Corporation, the UK Financial Services Compensation Scheme or any other government or governmental or private agency or deposit protection scheme in any jurisdiction. Investors are dependent on Marex’s ability to pay all amounts due on the Notes, and therefore investors are subject to Marex’s credit risk and to changes in the market’s view of Marex’s creditworthiness. The payment of any amount due on the Notes is not guaranteed by any entity.

The Notes are not insured against loss by any third parties; you can depend only on our earnings and assets for all payments on the Notes.

The Notes will be solely our obligations, and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our and our affiliates’ internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which MCMI may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

You will not have any ownership interest in any Underlying.

As a holder of the Notes, you will not have any ownership interest in any Underlying, such as rights to vote, dividend payments or other distributions. Because the return on the Notes will not reflect any dividends on any Underlying, the Notes may underperform an investment in an Underlying.

The Notes lack liquidity.

The Notes are a new issue of securities for which there is no established market. Although we will apply for the Notes to be listed for trading on the Vienna MTF, we cannot provide you with any assurance regarding whether the Notes will become or remain listed or whether a trading market for the Notes will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Notes to sell their Notes or the price at which holders may be able to sell their Notes. The listing application will be subject to approval by the Vienna Stock Exchange. There can be no assurance that application for listing and admission to trading will be granted or than an active trading market in the Notes will develop. If such a listing is obtained, we have no obligation to maintain such listing, and we may delist the Notes at any time. In addition, MCMI is not required to offer to purchase the Notes in the secondary market. Even if a secondary market were to develop, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MCMI is willing to buy the Notes.

Potential conflicts of interest may exist.

Marex and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. Following the occurrence of certain events – relating to the Issuer, the Issuer's hedging arrangements, the Reference Asset(s), taxation, the relevant currency or other matters – outside of the Issuer's control, the calculation agent may determine in its discretion to take one of the actions available to it in order to deal with the impact of such event on the Notes or the Issuer or both. These actions may include (i) adjustment to the terms and conditions of the Notes, (ii) substitution of the Reference Asset(s) and/or (iii) early redemption or exercise of the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. Any such discretionary determination by the Issuer or the calculation agent could have a negative impact on the value of the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might adversely affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein, the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and the discussion under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations” in the accompanying prospectus.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Value of any Underlying relative to its Initial Value. We cannot predict the Closing Price of any Underlying on any Call Observation Date and the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of any Underlying or return on the Notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table and examples below illustrate the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of Reference Returns of the Worst Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The potential returns described below assume that the Notes have not been automatically called prior to maturity and are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000
Interest Payment:	$21.88 (or 2.188% of the Principal Amount, equivalent to 8.752% per annum)

Hypothetical Initial Value of the Worst Performing Underlying:	$100.00
Hypothetical Buffer Value of the Worst Performing Underlying:	$50.00 (50% of its Initial Value)

Buffer Amount:	50%

Downside Leverage Factor: 100/50, which equals 200%

Hypothetical Final Value of the Worst Performing Underlying	Hypothetical Reference Return of the Worst Performing Underlying	Total Interest Payments	Hypothetical Payment at Maturity (Excluding Final Interest Payment)	Hypothetical Total Return on the Notes (Including All Interest Payments)
$200.00	100.00%	$131.28	$2,000.00	113.128%
$175.00	75.00%	$131.28	$1,750.00	88.128%
$150.00	50.00%	$131.28	$1,500.00	63.128%
$125.00	25.00%	$131.28	$1,250.00	38.128%
$110.00	10.00%	$131.28	$1,100.00	23.128%
$100.00(1)	0.00%	$131.28	$1,000.00	13.128%
$90.00	-10.00%	$131.28	$1,100.00	23.128%
$80.00	-20.00%	$131.28	$1,200.00	33.128%
$70.00	-30.00%	$131.28	$1,300.00	43.128%
$60.00	-40.00%	$131.28	$1,400.00	53.128%
$50.00(2)	-50.00%	$131.28	$1,500.00	63.128%
$49.90	-50.10%	$131.28	$998.00	12.928%
$25.00	-75.00%	$131.28	$500.00	-36.872%
$10.00	-90.00%	$131.28	$200.00	-66.872%
$0.00	-100.00%	$131.28	$0.00	-86.872%

(1)	The hypothetical Initial Value of $100.00 used in these examples has been chosen for illustrative purposes only. The actual Initial Value of each Underlying is set forth on page PS-3 of this document.

(2)	This is the hypothetical Buffer Value of the Worst Performing Underlying.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes assuming that the Notes have not been automatically called prior to maturity and are held to maturity.

Example 1: The Reference Return of the Worst Performing Underlying Is 10.00%.

Because the Final Value of the Worst Performing Underlying is greater than or equal to its Initial Value, the Payment at Maturity, excluding the final Interest Payment, would be $1,100.00 per $1,000 Principal Amount, calculated as follows

$1,000 + ($1,000 × Reference Return of the Worst Performing Underlying)

= $1,000 + ($1,000 × 10.00%)

= $1,100.00

When the Payment at Maturity is added to the Interest Payments of $131.28 received over the term of the Notes, we would have paid a total of $1,231.28 per $1,000 Principal Amount, for a 23.128% total return on the Notes.

Example 1 shows that the total return on the Notes will equal the Reference Return of the Worst Performing Underlying plus the return represented by the Interest Payments when the Notes are not called and the Reference Return of the Worst Performing Underlying is at or above zero.

Example 2: The Reference Return of the Worst Performing Underlying Is -20.00%.

Because the Final Value of the Worst Performing Underlying is less than its Initial Value but greater than or equal to its Buffer Value, the Payment at Maturity, excluding the final Interest Payment, would be $1,200.00 per $1,000 Principal Amount, calculated as follows

$1,000 + ($1,000 × -1 × Reference Return of the Worst Performing Underlying)

= $1,000 + ($1,000 × -1 × -20.00%)

= $1,200.00

When the Payment at Maturity is added to the Interest Payments of $131.28 received over the term of the Notes, we would have paid a total of $1,331.28 per $1,000 Principal Amount, for a 33.128% total return on the Notes.

Example 2 shows that the total return on the Notes will equal the absolute value of the Reference Return of the Worst Performing Underlying plus the return represented by the Interest Payments when the Notes are not called and the Reference Return of the Worst Performing Underlying is less than zero but greater than or equal to -50%, although the price of the Worst Performing Underlying has decreased moderately.

Example 3: The Reference Return of the Worst Performing Underlying Is -75.00%.

Because the Final Value of the Worst Performing Underlying is less than its Buffer Value, the Payment at Maturity, excluding the final Interest Payment, would be $500.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return of the Worst Performing Underlying + Buffer Amount) × Downside Leverage Factor]

= $1,000 + [$1,000 × (-75.00% + 50.00%) × 100/50]

= $500.00

When the Payment at Maturity, excluding the final Interest Payment, is added to the Interest Payments of $131.28 received over the term of the Notes, we would have paid a total of $631.28 per $1,000 Principal Amount, for a -36.872% total return on the Notes.

Example 3 shows that you are exposed on a leveraged basis to any decrease in the price of the Worst Performing Underlying from its Initial Value by more than the Buffer Amount when the Notes are not called and the Reference Return of the Worst Performing Underlying is less than -50%. Excluding the final Interest Payment, you will lose up to 100% of the Principal Amount at maturity in this case.

DESCRIPTION OF THE REFERENCE ASSET

Description of the QCOM

Qualcomm Incorporated develops and commercializes technologies for the wireless industry. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 000-19528, or its CIK Code: 0000804328. Its common stock is listed on the Nasdaq Global Select Market under the ticker symbol “QCOM.”

Historical Performance of the QCOM

The following graph sets forth the historical performance of the APP based on the daily historical closing prices from July 16, 2021 through July 16, 2026. We obtained the closing prices below from Bloomberg L.P. (“Bloomberg”). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the QCOM should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the QCOM on any Call Observation Date and the Final Valuation Date.

Description of the RDDT

Reddit, Inc. operates an online forum-based platform. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-41983, or its CIK Code: 0001713445. Its Class A common stock is listed on the New York Stock Exchange under the ticker symbol “RDDT.”

Historical Performance of the RDDT

The following graph sets forth the historical performance of the RDDT based on the daily historical closing prices from March 21, 2024, the date when RDDT began trading, through July 16, 2026. We obtained the closing prices below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the RDDT should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the RDDT on any Call Observation Date and the Final Valuation Date.

Description of the GE

General Electric Company, operating as GE Aerospace, is an aerospace company. Information filed by the company with the SEC can be located by reference to its SEC file number: 001-00035, or its CIK Code: 0000040545. Its common stock is listed on the New York Stock Exchange under the ticker symbol “GE.”

Historical Performance of the GE

The following graph sets forth the historical performance of the GE based on the daily historical closing prices from July 16, 2021 through July 16, 2026. We obtained the closing prices below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

The historical values of the GE should not be taken as an indication of its future performance, and no assurance can be given as to the Closing Price of the GE on any Call Observation Date and the Final Valuation Date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed MCMI, an affiliate of Marex, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, MCMI will purchase the Notes from Marex at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. MCMI has offered the Notes at the price to public set forth on the cover page of this document. MCMI will use the underwriting discount to pay selling concessions or fees (including custodial or clearing fees) to other registered broker-dealers.

An affiliate of Marex has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the Notes to you.

In addition, MCMI or another of our affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-61 in the prospectus supplement.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The U.S. federal income tax consequences of each holder’s investment in the Notes are uncertain. There are no Treasury Regulations, published rulings or judicial decisions addressing the treatment for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. By purchasing the Notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each Note as an income-bearing pre-paid executory contract for U.S. federal income tax purposes. In the opinion of our counsel, Mayer Brown LLP, it would generally be reasonable to treat the Notes as income-bearing pre-paid executory contracts in respect of the Underlyings for U.S. federal income tax purposes. Pursuant to such treatment, any Interest Payment that is paid by us (including on the Maturity Date or Call Payment Date) should be included in a U.S. Holder’s income as ordinary income at the time accrued or received in accordance with such holder’s normal method of accounting for U.S. federal income tax purposes.

In addition, excluding amounts attributable to any Interest Payment, a U.S. Holder should generally recognize capital gain or loss upon redemption, sale or maturity or other taxable disposition of such holder’s Notes in an amount equal to the difference between the amount realized at such time (other than any amount attributable to any accrued but unpaid Interest Payment) and such holder’s tax basis in such Notes. In general, a U.S. Holder’s tax basis in the Notes will equal the holder’s cost for the Notes. Such gain or loss should generally be long-term capital gain or loss if a U.S. Holder has held the Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding this risk.

The U.S. federal income tax consequences of a U.S. Holder’s investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described above. Please see the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations” and in particular the discussion under "U.S. Federal Income Tax Considerations —U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as Executory Contracts” and the discussion in the accompanying prospectus under “Material Tax Considerations — Material U.S. Federal Income Tax Considerations”.

Non-U.S. Holders should review the discussion in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Non-U.S. Holders” for a discussion of the U.S. federal income tax consequences applicable to Non-U.S. Holders.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury Regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. We expect that the delta of the Notes will not be one, and therefore, we expect that Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting an Underlying or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of an Underlying or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or an applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ABOVE DESCRIBED CHARACTERIZATION OF THE NOTES AND ANY POSSIBLE ALTERNATIVE CHARACTERIZATIONS OF THE NOTES FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master global note that represents the Notes pursuant to the Indenture referred to in the prospectus, and such Notes have been delivered against payment as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York and the federal laws of the United States of America. Insofar as this opinion involves matters governed by Bermuda law, Mayer Brown LLP has relied, with the Issuer’s permission, on the opinion of ASW Law Limited, dated as of July 6, 2026, filed as an exhibit to the Post-Effective Amendment No. 1 to the Registration Statement by the Issuer on July 6, 2026, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of ASW Law Limited. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 6, 2026, which has been filed as Exhibit 5.2 to the Issuer’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-3 dated July 6, 2026.